SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              ALPHA FIBRE, INC.
                              (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                     N/A
                               (CUSIP Number)

                            Nadeau & Simmons, P.C.
                           1250 Turks Head Building
                             Providence, RI  02903
                                (401) 272-5800

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 20, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RICHARD NADEAU, JR.

     JAMES R. SIMMONS

     JAMES H. BRENNAN, III

     DOUGLAS A. DYER

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     SC  (The source of funds or consideration for all persons listed in Section
          1 was the Company whose securities are being acquired)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA  (All persons listed in Section 1 are United States Citizens)

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                       7    SOLE VOTING POWER

     NUMBER OF
                       RICHARD NADEAU, JR.        JAMES R. SIMMONS
                       209,834                    217,733
      SHARES           JAMES H. BRENNAN, III      DOUGLAS A. DYER
                       250,833                    253,333
                       -----------------------------------------------------
                       8    SHARED VOTING POWER
                             BENEFICIALLY OWNED BY       0
                       -----------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

     EACH              RICHARD NADEAU, JR.        JAMES R. SIMMONS
                       209,834                    217,733
   REPORTING
                       JAMES H. BRENNAN, III      DOUGLAS A. DYER
  PERSON WITH          250,833                    253,333
                       -------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     RICHARD NADEAU, JR.        JAMES R. SIMMONS
     209,834                    217,733

     JAMES H. BRENNAN, III      DOUGLAS A. DYER
     250,833                    253,333

     TOTAL: 931,733

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

RICHARD NADEAU, JR.     JAMES R. SIMMONS     JAMES H. BRENNAN, III
12.51%                  12.97%               14.95%

DOUGLAS A. DYER
15.10%
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14   TYPE OF REPORTING PERSON*

     IN  (Each person listed in Section 1 is an individual)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of Alpha Fibre, Inc., a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 801 Falmouth Street, Thousand Oaks, California.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Richard Nadeau, Jr., James R. Simmons, James H. Brennan, III and Douglas A. Dyer (the "Shareholders").

     (b) The business address of the Shareholders is c/o Nadeau & Simmons, P.C., 1250 Turks Head Building, Providence, Rhode Island 02903

     (c) The present principal occupation or employment of the Shareholders are as set forth below:

     Richard Nadeau, Jr.     Attorney

     James R. Simmons        Attorney

     James H. Brennan, III   Investment Advisor

     Douglas A. Dyer         Investment Advisor

The following table sets forth the membership of the Shareholders and ownership of their ALPHA FIBRE, INC. common stock:

Beneficial Ownership.

Richard Nadeau, Jr.                       209,834           12.51%
c/o Nadeau & Simmons, P.C.
1250 Turks Head Building
Providence, RI 02903

James R. Simmons                          217,733           12.97%
c/o Nadeau & Simmons, P.C.
1250 Turks Head Building
Providence, RI 02903

James H. Brennan, III                     250,833           14.95%
c/o Nadeau & Simmons, P.C.
1250 Turks Head Building
Providence, RI 02903

Douglas A. Dyer                           253,333           15.10%
c/o Nadeau & Simmons, P.C.
1250 Turks Head Building
Providence, RI 02903

     (d) During the last five years, the Shareholders have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholders, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f) The Shareholders are all United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholders hold the securities described herein in connection with the issuance of Alpha Fibre, Inc. Common Stock, pursuant to the Plan and Agreement of Merger, attached as Exhibit 2.10 of the Registrant's Form 8-K to be filed with the Securities and Exchange Commission ("SEC") on October 31, 2000.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder hold the Common Stock as affiliates of the Registrant.

     (a) The Shareholders may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholders do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholders do not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholders do not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholders do not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholders do not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholders do not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholders do not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholders do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholders beneficially owns the number of shares of Common Stock, representing the percentages of the total issued and outstanding shares of Common Stock set forth below. The Shareholders have sole power to direct the vote of these shares and sole power to direct the disposition of such shares.


     (a) Number of Shares and Percentages of Common Stock Owned as of the date of this filing:

Richard Nadeau, Jr.                       209,834           12.51%
c/o Nadeau & Simmons, P.C.
1250 Turks Head Building
Providence, RI 02903

James R. Simmons                          217,733           12.97%
c/o Nadeau & Simmons, P.C.
1250 Turks Head Building
Providence, RI 02903

James H. Brennan, III                     250,833           14.95%
c/o Nadeau & Simmons, P.C.
1250 Turks Head Building
Providence, RI 02903

Douglas A. Dyer                           253,333           15.10%
c/o Nadeau & Simmons, P.C.
1250 Turks Head Building
Providence, RI 02903

     (b) The Shareholders have the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholders know of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholder beneficially owns the number of shares of Common Stock of the Company, representing the percentages of the total issued and outstanding shares of Common Stock of the Company set forth below. The Shareholder has the authority to vote or direct the vote of the Shareholder's shares of Common
Stock of the Company.

Richard Nadeau, Jr.                       209,834           12.51%

James R. Simmons                          217,733           12.97%

James H. Brennan, III                     250,833           14.94%

Douglas A. Dyer                           253,333           15.10%


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 26, 2000


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.,
         Filing Agent for Richard Nadeau, Jr., James R. Simmons,
         James H. Brennan, III and Douglas A. Dyer

         /s/ Richard Nadeau, Jr.

         RICHARD NADEAU, JR.

         /s/ James R. Simmons

         JAMES R. SIMMONS

         /S/ James H. Brennan, III

         JAMES H. BRENNAN, III

         /s/ Douglas A. Dyer

         DOUGLAS A. DYER